Mercury Capital Advisors, LLC

Statement of Financial Condition
December 31, 2022
(Available for Public Inspection)

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SEC FILE NUMBER
8-68442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mercury Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

255 Liberty Street - 36th Floor
(No. and Street)

New York	New York	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mike Manfredonia	(646) 786-8095	mmanfredonia@mcadv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLC
(Name – if individual, state last, first, and middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Manfredonia _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mercury Capital Advisors, LLC _____, as of 12/31 _____, 20 22 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



PERRY DONDRE STEVEN
Notary Public, State of New York
No. 01PE6368561
Qualified in New York County
Commission Expires December 18, 202

Notary Public

Signature:

Title:
Chief Operating Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

Mercury Capital Advisors, LLC
Table of Contents
December 31, 2022



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
100 Park Avenue
New York, NY 10017
USA

Report of Independent Registered Public Accounting Firm

To the Member of
Mercury Capital Advisors, LLC
New York, NY

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Mercury Capital Advisors, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2015.

New York, NY

March 29, 2023

Mercury Capital Advisors, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	631,540
Restricted cash (Note 2)		694,677
Accounts receivable		1,639,684
Due from Affiliates		26,466,218
Prepaid expenses and other assets		23,654
Total assets	$	29,455,773

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$	75,483
Due to Affiliates		1,495,844
Total liabilities		1,571,327
Commitments and contingencies (Note 4)		
Member's equity		27,884,446
Total liabilities and member's equity	$	29,455,773

The accompanying footnotes are an integral part of these financial statements.

Mercury Capital Advisors, LLC
Notes to the Financial Statements
December 31, 2022

1. **Organization and Nature of Business**

    Mercury Capital Advisors, LLC ("Mercury Capital" or the "Company") is a limited liability company established in the state of Delaware. The Company became registered as a general securities broker-dealer with the Securities and Exchange Commission ("SEC") on September 2, 2010 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a single member LLC wholly owned by Mercury Capital Advisors Group, LP ("MCA LP") which is wholly owned by IVC Hermes Holdings Inc. ("IVC Hermes") who is wholly owned by Investcorp S.A. ("IVC SA"). The Company does not carry securities accounts for customers or perform custodial services and, accordingly, does not claim exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

    The Company assists private equity, real estate, infrastructure, venture capital, distressed, mezzanine, secondary and other third-party managers in the capital raising process. The Company also assists general partner and limited partner clients in other related activities such as capital raising advisory, co-investment and other direct deal placement, agency of secondary sales of limited partnership interests and placement of private investments in public equity. The Company earns placement and advisory fees from these sources.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

    The following is a summary of the significant accounting policies followed by the Company:

    Use of Estimates
    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company has not utilized any significant estimates in the preparation of the financial statements.

    ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

2.   **Summary of Significant Accounting Policies (continued)**

Cash and Restricted Cash

Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. It is the opinion of management that the solvency of this financial institution is not a concern at this time. Cash is an unrestricted, allowable asset for net capital purposes.

Restricted cash of $694,677 represents cash pledged as collateral against a revolving credit line taken out by MCA LP with Investcorp International Inc. ("IVC International") an affiliate of IVC SA in the amount of $2.5 million as of December 31, 2022.

Accounts Receivable

ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption.

Accounts receivable are stated at unpaid balances, less any reserves using the CECL framework. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding. Some long-term receivables carry interest rates on the outstanding unpaid balance that approximate interest rates for similar term receivables.

The Company considers a receivable uncollectible when, based on current information or factors, it is probable that the Company will not collect the receivable balance and related interest payments according to the receivable agreement. Accounts either have an allowance established or are written off when management believes that the collection, after considering current economic conditions, business conditions and collection efforts, of the receivables and related interest is doubtful.

The Company analyzes specific accounts receivable, client concentrations, client credit worthiness, current economic trends and changes in its customer's payment terms when evaluating the adequacy of doubtful accounts. The Company recovered $312,952 of accounts receivable previously written off in 2021.

Certain accounts receivable balances are pledged as collateral against the revolving credit line taken out by MCA LP and are outstanding at December 31, 2022.

In March 2021, the Company entered into a Receivables Purchase Agreement ("RPA") with IVC International, intended to provide the Company with enhanced liquidity. Through this agreement, the Company is permitted to request that Investcorp International purchase certain receivables provided certain conditions are met, and according to certain restrictions. In 2022, IVC International purchased $7,656,763 of receivables for which IVC International paid $7,336,847. The interest rate charged by IVC International is 3.50% through June 2022 and 6.00% effective September 2022, using a 360-day basis.

2.   Summary of Significant Accounting Policies (continued)

Fixed Assets
Fixed assets consist of furniture and computer hardware, which are stated at cost. Fixed assets are depreciated using the straight-line method over the estimated useful lives of assets, which range from five to seven years. The Company's management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If impairment is identified, the asset is written down to fair value. As of December 31, 2022, the Company still has fixed assets in use that were fully depreciated, and no fixed assets have been deemed impaired.

Fair Value of Financial Instruments
The carrying value of short-term financial instruments, namely accounts receivable, approximates the fair value of these instruments. Fair value is defined herein as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:
- Level - 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.
- Level - 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level - 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

2.   Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single-member limited liability company that is treated as a "disregarded entity" for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for federal or state income taxes. As of November 1, 2019, MCA LP and Mercury Capital Advisors Group, GP LLC ("MCA GP"), are no longer subject to NYC UBT as they are disregarded entities, wholly owned by IVC Hermes, a U.S. C Corporation. The profits and losses of the aforementioned entities will be accounted for on the U.S. federal, state and local corporate tax filings of IVC Hermes. Due to MCA LP adoption of ASU 2019-12, the Company has not reflected the allocation of IVC Hermes' consolidated current and deferred tax expenses with respect to these entities in the December 31, 2022 financial statements.

The Company also applies ASC Topic 740-10 "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the guidance. The guidance also sets out disclosure requirements to enhance transparency of an entity's tax guidance reserves. As of December 31, 2022, management of the Company has determined that there are no uncertain tax positions that need to be recorded.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under US GAAP. The Company reviews its tax positions and adjusts its tax balances as new information becomes available. The federal, New York State and New York City tax returns of MCA LP, the Company's parent, are open to audit for the year ended December 31, 2019, and later. The Company is not currently under examination by any tax authority, nor are there any pending examinations.

Significant Customers and Concentrations of Credit Risk

The Company earns placement and advisory fee income in connection with capital raising and private securities transactions. Receivables from the four largest customers accounted for 86% of receivables for the year ended December 31, 2022.

Intercompany Balances with Affiliates

Receivables from and payables to affiliated companies are offset and the net amount receivable from and/or due to each affiliate is reported in the statement of financial condition as there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The balance relates to advisory fee expenses, expenses paid by MCA LP and shared with Mercury Capital, which includes $1,170,851 of discretionary bonuses, and reimbursable expenses that are transferred back to affiliates.

Mercury Capital Advisors, LLC
Notes to the Financial Statements
December 31, 2022

2.   **Summary of Significant Accounting Policies (continued)**

Recent Accounting Pronouncements

Leases
In February 2016, the FASB issued ASU No. 2016-02, "Leases" (Topic 842), that requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. The guidance is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company has evaluated and determined there is no material impact of this new pronouncement on its financial statements and related disclosures, because MCA LP is the signer of the leases.

3.   **Related Party Transactions**

On November 9, 2010, amended on July 1, 2019, and amended on October 5, 2021, the Company and MCA LP entered into an Administrative Services and Expense Sharing Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company shall, on a monthly basis, reimburse MCA LP for salaries and related expenses of registered investment personnel as well as a proportional share of certain administrative and overhead costs paid on behalf of the Company.

On November 11, 2019, the Company entered into an agreement with Investcorp Credit Management US LLC, where the Company will act as financial advisors and as placement agent to Investcorp Credit Management Global Floating Rate Income Fund.

On December 17, 2020, and amended in February 2021, the Company entered into an agreement with MC2 Security Fund, LP and MC2 Security Fund A, LP (together, the "Partnership"), where the Company will be entitled to its sharing percentage of the fee in respect of the aggregate capital commitments to the Partnership of certain investors.

4.   **Commitments and Contingencies**

Operating Leases

Future minimum lease commitments allocated by MCA LP under non-cancellable leases at December 31, 2022, are as follows:

Year Ending December 31

2023	$	786,076
2024		786,076
2025		578,841
Total	$	2,150,993

5.   **Going Concern**

As a result of the difficult market and fundraising environment, which was triggered by a number of different factors, such as, the war in Ukraine, global supply chain issues, unprecedented rise in inflation, aggressive interest rate hikes by the Federal Reserve System, and falling valuation levels in private company equities, the Company faced weakened limited partner sentiment and a decrease in new limited partner commitments, that resulted in a drop in revenues.

These financial statements have been prepared based on facts and assumptions indicating that the Company will be able to discharge their liabilities in a normal course of operation. The Company has calculated that over the one-year period following the date the financial statements are available to be issued, the forecasted revenue, coupled with IVC International's backing to factor receivables for cash or funding and a decrease in global operating expense is sufficient to support the Company's obligations as they become due. The Company has received financing from IVC International through both a $2,500,000 revolving line of credit, as well as $1,500,000 in promissory notes issued in the first quarter of 2023. In addition, the Company is continuing to close deals, with $5,286,900 in projected revenue expected to close in the first quarter of 2023. Based on the foregoing, the Company believes that it has sufficient cash flows from revenues to meet its obligations for the twelve-month period from the date these financial statements were available to be issued.

Mercury Capital Advisors, LLC
Notes to the Financial Statements
December 31, 2022

6.   Financial Instruments and Fair Market Valuation

At December 31, 2022, all of the Company's financial instruments were carried at historical cost. The Company estimates that the carrying value of all financial instruments, other than long-term accounts receivable described below, approximates the fair value.

The fair value of long term accounts receivable is determined using a discounted cash flow model. This model primarily uses observable and unobservable inputs such as a discount rate based upon similar (public) instruments, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with these private instruments. The Company's financial instruments are considered to be Level 2 instruments within the fair value hierarchy.

The Company estimates that the fair value of long-term accounts receivable at December 31, 2022, is $306,515 less than the amount at which they are carried on the statement of financial condition. In order to calculate the fair value, the Company compared the net present value of future cash flows related to long-term receivables to the amount at which these receivables are carried on the statement of financial condition. The discount rate used in this net present value calculation consisted of the three-year Treasury rate plus the US corporate BBB effective yield rate, the sum of which was 9.85%.

7.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum Net Capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2022, the Company had net capital of $231,063, which was $126,308 above its required Net Capital of $104,755. The percentage of aggregate indebtedness to net capital was 680.04%.

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not, (a) directly or indirectly, receive, hold or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers and (c) does not and will not carry PAB accounts. The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

Periodically, the Company will make distributions out of member's equity to the member. These distributions are preapproved by the Company's Management Committee and are always contingent on having adequate excess net capital. Furthermore, these distributions are made within regulatory guidelines and requirements, and the SEC and FINRA are notified as required. There were no distributions made in 2022.

8.   Subsequent Events

Management evaluated subsequent events as of March 29, 2023, the date of which these financial statements were available to be issued. In February 2023, IVC International purchased $1,134,582 of receivables for which they paid $1,016,625. The interest rate charged by IVC International is 6.00% using a 360-day basis. These financial statements do not reflect the impact of this round of factoring. In addition, IVC International provided MCA LP with $1,500,000 in promissory notes issued in the first quarter of 2023.